SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 ____________
SCHEDULE 13D
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
(Amendment No. 7) ____________

Revolution Lighting Technologies, Inc.
(Name of Issuer)
Common Stock, par value $0.001 per share	76155G206
(Title of class of securities)	(CUSIP number)

RVL 1 LLC c/o Aston Capital, LLC 177 Broad Street Stamford, CT 06901 With copies to: Marita A. Makinen, Esq. Lowenstein Sandler LLP 1251 Avenue of the Americas New York, NY 10020 (212) 419-5843
(Name, address and telephone number of person authorized to receive notices and communications)

January 31, 2018
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

CUSIP No. 76155G206		13D	Page 2
1	NAME OF REPORTING PERSON:	RVL 1 LLC
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) [_] (b) [x]*
3	SEC USE ONLY
4	SOURCE OF FUNDS:	OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION:		Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER:	0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER:	8,245,386**
EACH REPORTING	9	SOLE DISPOSITIVE POWER:	0
PERSON WITH	10	SHARED DISPOSITIVE POWER:	8,245,386**
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 8,245,386**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		[_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 38.6%**
14	TYPE OF REPORTING PERSON:	OO

*The Reporting Person expressly disclaims (a) the existence of any group and (b) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person.

** The The information set forth in Item 5 of this Schedule 13D is incorporated herein by reference. As of the date of filing of this Schedule 13D (the “Filing Date”), RVL 1 LLC (“RVL”) holds directly 8,245,386 shares of common stock, par value $0.001 per share (“Common Stock”), of Revolution Lighting Technologies, Inc. (the “Company”). RVL is controlled by its managing member, Aston Capital, LLC. Based on the 8,245,386 shares of Common Stock held directly by RVL, RVL is deemed to beneficially own approximately 38.6% of the Common Stock of the Company issued and outstanding as of the Filing Date. This calculation is based on 21,352,383 shares of Common Stock issued and outstanding as of December 31, 2017, based on information provided by the Company.

CUSIP No. 76155G206		13D	Page 3
1	NAME OF REPORTING PERSON:	Aston Capital, LLC
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) [_] (b) [x]*
3	SEC USE ONLY
4	SOURCE OF FUNDS:	OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION:		Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER:	0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER:	8,575,386**
EACH REPORTING	9	SOLE DISPOSITIVE POWER:	0
PERSON WITH	10	SHARED DISPOSITIVE POWER:	8,575,386**
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 8,575,386**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		[_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 40.2%**
14	TYPE OF REPORTING PERSON:	OO

*The Reporting Person expressly disclaims (a) the existence of any group and (b) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person.

** The information set forth in Item 5 of this Schedule 13D is incorporated herein by reference. As of the Filing Date, RVL holds directly 8,245,386 shares of Common Stock. Aston Capital, LLC (“Aston”) serves as the sole managing member of RVL. Aston holds directly 330,000 shares of Common Stock. Thus, for the purposes of Rule 13d-3 under the Securities Exchange Act of 1934 (the “Exchange Act”), Aston may be deemed to beneficially own approximately 40.2% of the Common Stock of the Company issued and outstanding as of the Filing Date. This calculation is based on 21,352,383 shares of Common Stock issued and outstanding as of December 31, 2017, based on information provided by the Company.

CUSIP No. 76155G206		13D	Page 4
1	NAME OF REPORTING PERSON:	Robert V. LaPenta
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) [_] (b) [x]*
3	SEC USE ONLY
4	SOURCE OF FUNDS:	OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION:		United States
NUMBER OF SHARES	7	SOLE VOTING POWER:	950,000**
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER:	8,575,386**
EACH REPORTING	9	SOLE DISPOSITIVE POWER:	950,000**
PERSON WITH	10	SHARED DISPOSITIVE POWER:	8,575,386**
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 9,525,386**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		[_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 44.6%**
14	TYPE OF REPORTING PERSON:	IN

*The Reporting Person expressly disclaims (a) the existence of any group and (b) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person.

** The information set forth in Item 5 of this Schedule 13D is incorporated herein by reference. As of the Filing Date, RVL holds directly 8,245,386 shares of Common Stock and Aston holds directly 330,000 shares of Common Stock. Aston is the managing member of RVL. Robert V. LaPenta is a member and officer of Aston and RVL. Further, Mr. LaPenta is sole owner of 950,000 shares of Common Stock purchased for his own account, of which 100,000 were purchased in various open market transactions and 850,000 were purchased directly from the Company. Thus, for the purposes of Rule 13d-3 under the Exchange Act, Mr. LaPenta may be deemed to beneficially own approximately 44.6% of the Common Stock of the Company issued and outstanding as of the Filing Date. This calculation is based on 21,352,383 shares of Common Stock issued and outstanding as of December 31, 2017, based on information provided by the Company.

CUSIP No. 76155G206		13D	Page 5
1	NAME OF REPORTING PERSON:	James A. DePalma
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) [_] (b) [x]*
3	SEC USE ONLY
4	SOURCE OF FUNDS:	OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION:		United States
NUMBER OF SHARES	7	SOLE VOTING POWER:	195,000**
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER:	8,575,386**
EACH REPORTING	9	SOLE DISPOSITIVE POWER:	195,000**
PERSON WITH	10	SHARED DISPOSITIVE POWER:	8,575,386**
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 8,770,386**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		[_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 41.1%**
14	TYPE OF REPORTING PERSON:	IN

*The Reporting Person expressly disclaims (a) the existence of any group and (b) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person.

** The information set forth in Item 5 of this Schedule 13D is incorporated herein by reference. As of the Filing Date, RVL holds directly 8,245,386 shares of Common Stock and Aston holds directly 330,000 shares of Common Stock. Aston is the managing member of RVL. James A. DePalma is an officer of RVL and a member and officer of Aston. Further, Mr. DePalma is sole owner of 195,000 shares of Common Stock, of which 45,000 were purchased in various open market transactions and 150,000 were purchased directly from the Company.. Thus, for the purposes of Rule 13d-3 under the Exchange Act, Mr. DePalma may be deemed to beneficially own approximately 41.1% of the Common Stock of the Company issued and outstanding as of the Filing Date. This calculation is based on 21,352,383 shares of Common Stock issued and outstanding as of December 31, 2017, based on information provided by the Company.

CUSIP No. 76155G206		13D	Page 6
1	NAME OF REPORTING PERSON:	Robert V. LaPenta, Jr.
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) [_] (b) [x]*
3	SEC USE ONLY
4	SOURCE OF FUNDS:	OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION:		United States
NUMBER OF SHARES	7	SOLE VOTING POWER:	0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER:	8,575,386**
EACH REPORTING	9	SOLE DISPOSITIVE POWER:	0
PERSON WITH	10	SHARED DISPOSITIVE POWER:	8,575,386**
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 8,575,386**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		[_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 40.2%**
14	TYPE OF REPORTING PERSON:	IN

*The Reporting Person expressly disclaims (a) the existence of any group and (b) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person.

** The information set forth in Item 5 of this Schedule 13D is incorporated herein by reference. As of the Filing Date, RVL holds directly 8,245,386 shares of Common Stock and Aston holds directly 330,000 shares of Common Stock. Aston is the managing member of RVL. The Robert V. LaPenta Jr. 2012 Trust (the "Trust") is a member of RVL. Robert V. LaPenta, Jr. is an officer of RVL, a member and officer of Aston, a trustee and the beneficiary of the Trust. Thus, for the purposes of Rule 13d-3 under the Exchange Act, Mr. LaPenta, Jr. may be deemed to beneficially own approximately 40.2% of the Common Stock of the Company issued and outstanding as of the Filing Date. This calculation is based on 21,352,383 shares of Common Stock issued and outstanding as of December 31, 2017, based on information provided by the Company.

CUSIP No. 76155G206		13D	Page 7
1	NAME OF REPORTING PERSON:	Robert A. Basil, Jr.
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) [_] (b) [x]*
3	SEC USE ONLY
4	SOURCE OF FUNDS:	OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION:		United States
NUMBER OF SHARES	7	SOLE VOTING POWER:	0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER:	8,575,386**
EACH REPORTING	9	SOLE DISPOSITIVE POWER:	0
PERSON WITH	10	SHARED DISPOSITIVE POWER:	8,575,386**
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 8,575,386**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		[_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 40.2%**
14	TYPE OF REPORTING PERSON:	IN

*The Reporting Person expressly disclaims (a) the existence of any group and (b) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person.

** The information set forth in Item 5 of this Schedule 13D is incorporated herein by reference. As of the Filing Date, RVL holds directly 8,245,386 shares of Common Stock and Aston holds directly 330,000 shares of Common Stock. Aston is the managing member of RVL. Robert A. Basil, Jr. is an officer of RVL and a member and officer of Aston. Thus, for the purposes of Rule 13d-3 under the Exchange Act, Mr. Basil, Jr. may be deemed to beneficially own approximately 40.2% of the Common Stock of the Company issued and outstanding as of the Filing Date. This calculation is based on 21,352,383 shares of Common Stock issued and outstanding as of December 31, 2017, based on information provided by the Company.

This Amendment No. 7 (this “Amendment”) amends the Statement on Schedule 13D originally filed on October 5, 2012, as amended (the “Original Schedule”), by RVL 1 LLC (“RVL”), Aston Capital, LLC (“Aston”), Mr. Robert V. LaPenta, Mr. James A. DePalma, Mr. Robert V. LaPenta, Jr. and Mr. Robert A. Basil, Jr. (collectively, the “Reporting Persons”) and is filed by and on behalf of the Reporting Persons with respect to shares of common stock, par value $0.001 per share (“Common Stock”), of Revolution Lighting Technologies, Inc., a Delaware corporation (the “Company”). Unless otherwise indicated, all capitalized terms used herein have the meaning ascribed to them in the Original Schedule.

Item 3.	Source and Amount of Funds or Other Consideration.

Pursuant to a January 29, 2018 agreement with the Company, Robert V. LaPenta purchased 850,000 shares of Common Stock for $3.60 per share directly from the Company and James A. DePalma purchased 150,000 shares of Common Stock for $3.60 per share directly from the Company, each purchasing such shares using their respective personal funds. In addition, in a series of open market transactions beginning on January 18, 2018, Mr. LaPenta purchased a total of 50,000 shares of Common Stock at prices ranging from $3.04 to $3.94 per share, using his personal funds.

Item 5.	Interest in Securities of the Issuer.

The Information contained in Item 3 and Rows (7) through (13) of the cover pages of this Statement on Schedule 13D for each of the Reporting Persons, including all footnotes thereto, are incorporated herein by reference.

(a) RVL is the record holder of 8,245,386 shares of Common Stock, constituting approximately 38.6% of the total shares of Common Stock issued and outstanding as of the filing date of this Schedule 13D (the “Filing Date”). The percentage ownership reported in this Schedule 13D is estimated based on 21,352,383 shares of Common Stock issued and outstanding as of the Filing Date, based on information provided by the Company.

Aston, in its capacity as the managing member of RVL, may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of the 8,245,386 shares of Common Stock of which RVL is the record holder. Further, pursuant to a management services agreement with the Company, entered into on April 16, 2013 (the “Management Agreement”), Aston has received grants of restricted stock, consisting of 50,000 shares on May 15, 2013, 30,000 shares on April 21, 2014 and 250,000 shares on May 12, 2016, under the Company’s 2013 Stock Incentive Plan (as amended). Notwithstanding the vesting provisions of the restricted stock awards, Aston may exercise full voting rights with respect to the restricted shares, and thus all 330,000 shares of restricted stock are reportable under the beneficial ownership definition of Rule 13d-3(a)(1) of the Exchange Act. Accordingly, as of the Filing Date, for purposes of Rule 13d-3 of the Exchange Act, Aston may be deemed to beneficially own 8,575,386 shares of Common Stock, constituting approximately 40.2% of the total shares of Common Stock issued and outstanding as of the Filing Date.

Robert V. LaPenta directly owns 100,000 shares of Common Stock which he has purchased through open market purchases for his own account. In addition, Mr. LaPenta directly owns 850,000 shares of Common Stock which he purchased for his own account pursuant to an agreement with the Company. Mr. LaPenta, in his capacity as a member and officer of RVL and Aston, may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 9,5725,386 shares of Common Stock, constituting approximately 44.6% of the total shares of Common Stock issued and outstanding as of the Filing Date.

James A. DePalma directly owns 45,000 shares of Common Stock which he has purchased through open market purchases for his own account. In addition, Mr. DePalma directly owns 150,000 shares of Common Stock which he purchased for his own account pursuant to an agreement with the Company. Mr. DePalma, in his capacity as an officer of RVL and a member and officer of Aston, may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 8,770,386 shares of Common Stock, constituting approximately 41.1% of the total shares of Common Stock issued and outstanding as of the Filing Date.

Robert V. LaPenta, Jr., in his capacity as an officer of RVL and a member and officer of Aston, may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 8,575,386 shares of Common Stock, constituting approximately 40.2% of the total shares of Common Stock issued and outstanding as of the Filing Date.

Robert A. Basil, Jr., in his capacity as an officer of RVL and a member and officer of Aston, may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 8,575,386 shares of Common Stock, constituting approximately 40.2% of the total shares of Common Stock issued and outstanding as of the Filing Date.

(b) Except as disclosed in this Item 5, none of the Reporting Persons and, to the best of their knowledge, none of the managing member, members or officers of Aston or RVL, beneficially own any shares of Common Stock.

(c) The information set forth in Item 3 is incorporated herein by reference. Other than the transactions disclosed in this Item 5 and the transactions described in Item 3, none of the Reporting Persons has effected any transactions in respect of Common Stock within the past 60 days.

(d) The right to receive dividends on, and proceeds from, the sale of the shares of Common Stock which may be beneficially owned by the persons described in (a) and (b) above, is governed by the limited liability company agreements of each such entity, as applicable, and such dividends or proceeds may be distributed with respect to numerous member interests.

(e) Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 31, 2018

RVL 1 LLC

By:	/s/ Robert V. LaPenta
Name: Robert V. LaPenta
Title: Chief Executive Officer

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 31, 2018

ASTON CAPITAL, LLC

By:	/s/ Robert V. LaPenta
Name: Robert V. LaPenta
Title: Chief Executive Officer

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 31, 2018

/s/ Robert V. LaPenta
ROBERT V. LAPENTA

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 31, 2018

/s/ James A. DePalma
JAMES A. DEPALMA

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 31, 2018

/s/ Robert V. LaPenta, Jr.
ROBERT V. LAPENTA, JR.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 31, 2018

/s/ Robert A. Basil, Jr.
ROBERT A. BASIL, JR.